SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "Agreement") is between Minnesota Soccer Holdings, GBC, a Minnesota general benefit corporation (the "Corporation"), and the undersigned subscriber (the "Subscriber").

1.   Background; Offering.

(a)   The Subscriber understands that the Corporation is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder.

(b)   This Offering is made pursuant to the Form C, as amended, filed by the Corporation with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement" and collectively with this Agreement and the Form C (including all schedules and exhibits thereto), the "Offering Materials").

(c)   The Corporation is offering to both accredited and non-accredited investors up to $3,000,000 of its Class B Common Stock, par value $.01 per shares (each "Class B Share" and, collectively, the "Class B Shares") at a price of $50.00 per Class B Share; provided, however, that if the undersigned subscribes on or before the Corporation raises $40,000.00 in the Offering, then the undersigned will receive an "early bird" discount of ten percent (10%), which will reduce the purchase price to $45.00 per Class B Share; in addition, the Corporation is offering the "early bird" discount to all investments that are committed by investors who are part of Wefunder, Inc's VIP program (together, with or without the "early bird discount", the Purchase Price"). The Class B Shares have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Articles of Incorporation of the Corporation, a copy of which is attached to the Form C (the "Articles of Incorporation").

(d)   The minimum amount or target amount to be raised in the Offering is $250,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $3,000,000 (the "Maximum Offering Amount"). The minimum subscription that will be accepted from any investor is two (2) Class B Shares, for an aggregate Purchase Price of $100.00 (or $90.00 under the "early bird" discount). If the Offering is oversubscribed beyond the Target Offering Amount, the Corporation will sell Class B Shares up the Maximum Offering Amount until this Offering is closed or terminated, and otherwise will sell Class B Shares on a basis to be determined by the Corporation's management.

(e)   The Corporation is offering the Class B Shares to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Corporation will pay the Portal a commission of seven percent (7%) on gross monies raised in the Offering. Investors should carefully review the Offering Materials, which are available on the website of the Portal at www.wefunder.com.

(f)   Subscription. Subject to the terms of this Agreement, the Form C and related Offering Statement included therein, the Subscriber hereby subscribes to purchase the number of Class B Shares equal to the quotient of the Subscriber's subscription amount, divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Offering Materials and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Corporation only when this Agreement is countersigned on the Corporation's behalf. No investor may subscribe for a Class B Share in the Offering after the offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

(g)   Closing.

    (a)   *Closing.* Subject to Section 3(b) below, the closing of the sale and purchase of the Class B Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

    (b)   *Closing Conditions.* The Closing is conditioned upon satisfaction of all of the following conditions:

        (i)   prior to the Offering Deadline. the Corporation shall have received aggregate subscriptions for Stocks in an aggregate investment amount of at least the Target Offering Amount; and

        (ii)   at the time of the Closing, the Corporation shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Class B Shares having an aggregate investment amount of at least the Target Offering Amount.

(h)   Termination of the Offering; Other Offerings. The Subscriber understands that the Corporation may terminate the Offering at any time. The Subscriber further understands that during and following termination of the Offering, the Corporation may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

(i)   Subscriber Representations. The Subscriber represents and warrants to the Corporation and the Corporation's agents as follows:

    (a)   Subscriber: (i) understands and accepts that the purchase of the Class B Shares involves various risks, including the risks outlined in the Offering Materials, (ii) can bear the economic risk of this investment and can afford a complete loss thereof, (iii) has sufficient liquid assets to pay the full purchase price for the Class B Shares, and (iv) has adequate means of providing for their current needs and possible contingencies and has no present need for liquidity of Subscriber's investment in the Corporation.

    (b)   Subscriber acknowledges that at no time have they been expressly or implicitly represented, guaranteed or warranted to Subscriber by the Corporation or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Class B Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   Subscriber has received and reviewed a copy of the Offering Materials. With respect to information provided by the Corporation, Subscriber has relied solely on the information contained in the Offering Materials to make the decision to purchase the Class B Shares.

(e)   Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Corporation, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class B Shares. It is understood that information and explanations related to the terms and conditions of the Class B Shares provided in the Offering Materials or otherwise by the Corporation, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class B Shares, and that neither the Corporation, the Portal nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Class B Shares. Subscriber acknowledges that neither the Corporation, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Class B Shares for purposes of determining Subscriber's authority or suitability to invest in the Class B Shares.

(f)   Subscriber is familiar with the business and financial condition and operations of the Corporation, all as generally described in the Offering Materials. Subscriber has had access to such information concerning the Corporation and the Class B Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class B Shares.

(g)   Subscriber understands that, unless Subscriber notifies the Corporation in writing to the contrary at or before the Closing, each of the Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

(h)   Subscriber acknowledges that the Corporation has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Corporation shall return any previously paid subscription price of the Class B Shares, without interest thereon, to Subscriber.

(i)   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class B Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   Subscriber understands that it has up to 48 hours before the Offering Deadline to cancel its purchase of the Class B Shares and get a full refund. In the event there is a material change to the terms of the Offering or the information set forth in the Offering Materials, Subscriber understands that unless Subscriber reconfirm its investment commitment within five (5) business days of receipt from the Portal of notice of such change, Subscriber's investment will be cancelled and any previously paid subscription price of the Class B Shares, without interest thereon, will be returned to Subscriber.

(k)   Subscriber confirms that the Corporation has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class B Shares or (ii) made any representation to Subscriber regarding the legality of an investment in the Class B Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Class B Shares, Subscriber is not relying on the advice or recommendations of the Corporation and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Class B Shares is suitable and appropriate for Subscriber.

(l)   Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Class B Shares. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class B Shares and the consequences of this Agreement. Subscriber has considered the suitability of the Class B Shares as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Class B Shares and its authority to invest in the Class B Shares.

(m)   Subscriber is acquiring the Class B Shares solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Class B Shares. Subscriber understands that the Class B Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Agreement. Subscriber understands that the Corporation is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   Subscriber understands that the Class B Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Subscriber may dispose of the Class B Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Corporation has no obligation or intention to register any of the Class B Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Class B Shares become freely transferable, a secondary market in the Class B Shares may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Class B Shares for an indefinite period of time.

(o)   Subscriber agrees that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class B Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6.   HIGH RISK INVESTMENT.   **SUBSCRIBER UNDERSTANDS THAT AN INVESTMENT IN THE CLASS B SHARES INVOLVES A HIGH DEGREE OF RISK.** Subscriber acknowledges that (a) any projections, forecasts or estimates as may have been provided to Subscriber are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; (b) any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Corporation or its management; (c) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (d) Subscriber has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Corporation Representations.   Subscriber understands that upon the issuance to Subscriber of any Class B Shares, the Corporation will be deemed to have made the following representations and warranties to Subscriber as of the date of such issuance:

(a)   The Corporation has been duly formed as a General Benefit Corporation under the laws of the State of Minnesota and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Class B Shares Subscriber pursuant to this Agreement.

(b)   This Agreement, when executed and delivered by the Corporation, shall constitute valid and legally binding obligations of the Corporation, enforceable against the Corporation in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   The Class B Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Offering Materials, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   The execution, delivery and performance of and compliance with this Agreement and the issuance of the Class B Shares will not result in any violation of, or conflict with, or constitute a default under, the Corporation's Articles of Incorporation, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Corporation is a party or by which it is bound, or any statute. rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Corporation, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Corporation.

8.   Voting Rights; Grant of Proxy.

(a)   Subscriber acknowledges that the Class B Shares have limited voting rights, as set forth in the Articles of Incorporation, and that major corporate actions may be taken without the vote of the Subscriber and other holders of the Class B Shares.

(b)   Subscriber, and any successors or assigns of Subscriber, to the fullest extent permitted by applicable law, appoints Nadine Babu (the "Lead Investor"), or such other designee of the Lead Investor (such person, the "Proxyholder") as the sole and exclusive attorney and proxy of Subscriber, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Subscriber is entitled to do so), if any, with respect to all of the Class B Shares that now are or hereafter may be beneficially owned by Subscriber on or after the date hereof in accordance with the terms of this Section 8. Subscriber acknowledges that the Lead Investor is required to vote the Class B Shares in accordance with the direction of the holders of the Class B Shares, but that Subscriber will have no right to vote its Class B Shares directly.

(c)   Upon Subscriber's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Subscriber with respect to the Class B Shares are hereby revoked and Subscriber agrees not to grant any subsequent proxies with respect to the Class B Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Class B Shares are outstanding.

(d)   The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The Proxyholder named above is hereby authorized and empowered by Proxy, at any time, to act as Subscriber's attorney and proxy to vote the Class B Shares, and to exercise all voting and other rights of Subscriber with respect to the Class B Shares (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Articles of Incorporation or elsewhere), at every annual, special or adjourned meeting of the members of the Corporation and in every written consent in lieu of such meeting.

(e)   All authority herein conferred shall survive the death or incapacity of Subscriber and any obligation of Subscriber hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Subscriber. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Subscriber and the Proxyholder.

9.   SPV Reorganization. Subscriber agrees and acknowledges that the Corporation intends to reorganize Subscriber's investment and any Class B Shares issued under this Agreement,

along with the Class B Shares issued to other investors in this Offering, into a special-purpose vehicle or other entity designed to aggregate the interest of the holders of the Class B Shares, as described in the Offering Materials. Subscriber agrees to take any and all actions determined by the Corporation in good faith to be advisable to effect such reorganization.

10.   Indemnification. Subscriber agrees to indemnify and hold harmless the Corporation and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of Subscriber's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of Subscriber's breach of any of Subscriber's representations and warranties contained herein.

11.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to Subscriber's address provided to the Portal or to the Corporation at the address set forth at the beginning of this Agreement, or such other place as Subscriber or the Corporation from time to time designate in writing.

12.   Governing Law and Agreement to Arbitrate. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Minnesota without regard to the principles of conflicts of laws. Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Claims shall be heard by a single arbitrator. The place and seat of arbitration shall be Minneapolis, Minnesota. In making determinations regarding the scope of exchange of electronic information, the arbitrator and the parties agree to be guided by The Sedona Principles, Third Edition: Best Practices, Recommendations & Principles for Addressing Electronic Document Production. The arbitrator will have no authority to award punitive or other damages not measured by the prevailing party's actual damages, except as may be required by statute. The arbitrator shall not award consequential damages in any arbitration initiated under this section. The arbitrator shall award to the prevailing party, if any, as determined by the arbitrators, all of their costs and fees. 'Costs and fees' mean all reasonable pre-award expenses of the arbitration, including the arbitrators' fees, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, court costs, witness fees, and attorneys' fees. The award of the arbitrator shall be accompanied by a reasoned opinion. Except as may be required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

13.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

15.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

16.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.   Electronic Execution and Delivery. A digital reproduction, portable document format (pdf) or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Minnesota Soccer Holdings, GBC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY.NAME]

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited